[redacted]

11015778

OMMISSION
...gton, D.C. 20549

RECEIVED
FEB 17 2011
WASH., D.C.
200
SECTION
PROCESSING

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CherryTree + Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Carlson Parkway, Suite 103
(No. and Street)

Minnetonka	MN	55305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Bortnem 952-893-9012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
(Name – *if individual, state last, first, middle name*)

3140 Harbor Lane, Suite 100	Plymouth	MN	55447
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon Stofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cherry Tree & Associates, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE MARIE BORTNEM
Notary Public-Minnesota
My Commission Expires Jan 31, 2016

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES

Board of Governors
Cherry Tree & Associates, LLC
Minnetonka, Minnesota 55305

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Cherry Tree & Associates, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cherry Tree & Associates, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cherry Tree & Associates, LLC's management is responsible for Cherry Tree & Associates, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures performed and our findings are as follows:

1) We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including copies of cancelled checks, noting no differences;

2) We compared the amounts reported on the audited form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3) We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4) We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · *Phone* 952-854-5700 · *Fax* 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · *Phone* 763-550-1100 · *Fax* 763-550-1644
www.mtkcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Cherry Tree & Associates, LLC and is not intended to be and should not be used by anyone other than this specified party.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Plymouth, Minnesota
February 11, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053469 FINRA DEC
CHERRY TREE & ASSOCIATES LLC 17*17
301 CARLSON PKWY STE 103
MINNETONKA MN 55305-5358

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jane Bortnem 952 253-6007

2. A.	General Assessment (item 2e from page 2)		$ 12,423
B.	Less payment made with SIPC-6 filed (exclude interest) 7-27-10 Date Paid		(3,138)
C.	Less prior overpayment applied		(—)
D.	Assessment balance due or (overpayment)		9,285
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		—
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 9,285
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 9,285	
H.	Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cherry Tree + Associates, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP, Finance + FINOP
(Title)

Dated the 15th day of January, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 20 10
and ending 12-31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,971,873

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 4,971,873

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,800

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 2,800

Total deductions 2,800

2d. SIPC Net Operating Revenues $ 4,969,073

2e. General Assessment @ .0025 $ 12,423

(to page 1, line 2.A.)

CHERRY TREE & ASSOCIATES, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

MTK

MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TABLE OF CONTENTS

MTK

Moquist Thorvilson Kaufmann
Kennedy & Pieper LLC

INDEPENDENT AUDITOR'S REPORT

Board of Governors
Cherry Tree & Associates, LLC
Minnetonka, Minnesota

We have audited the accompanying statements of financial condition of Cherry Tree & Associates, LLC (a limited liability company) as of December 31, 2010 and 2009, and the related statements of operations, changes in members' equity, cash flows, and changes in liabilities subordinated to claims of creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cherry Tree & Associates, LLC as of December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Plymouth, Minnesota
February 11, 2011

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · Phone 763-550-1100 · Fax 763-550-1644
www.mtkcpa.com

STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash and equivalents	$ 840,611	$ 822,093
Accounts receivable (no allowance for doubtful accounts deemed necessary in 2010 and 2009)	80,195	44,156
Secured demand notes receivable - related party	-	210,000
Prepaid expenses	87,546	5,324
Other assets - securities not readily marketable	10,069	10,069
Total assets	$ 1,018,421	$ 1,091,642
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable	$ 100,158	$ 140,020
Accrued expenses	4,118	6,176
Subordinated notes payable - related party	-	210,000
Deferred revenue	90,000	-
Deferred liability	228	148
Total liabilities	194,504	356,344
Members' equity:		
Common units (unlimited number of units authorized; 7,500 issued and outstanding)	7,500	7,500
Additional paid in capital	222,610	222,610
Retained earnings	593,807	505,188
Total members' equity	823,917	735,298
Total liabilities and members' equity	$ 1,018,421	$ 1,091,642

See notes to financial statements.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2010 and 2009

	2010	2009
Revenue	$ 4,971,873	$ 3,560,890
Expenses:		
Independent contractors and consultants	3,616,220	2,545,362
Legal and other professional fees	51,079	31,963
Management fees	342,710	352,069
Regulatory fees	14,517	9,942
Administrative expenses	559,523	546,611
Total expenses	4,584,049	3,485,947
Operating income	387,824	74,943
Other income (expense):		
Unrealized appreciation (depreciation) on securities	-	(105,493)
Interest expense	(2,800)	(9,507)
Interest income	3,595	2,512
Total other income (expense)	795	(112,488)
Net income (loss)	$ 388,619	$ (37,545)

See notes to financial statements.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2010 and 2009

	Common Units		Additional Paid in	Retained	
	Units	Amount	Capital	Earnings	Total
Balances, December 31, 2008	7,500	$ 7,500	$ 222,610	$ 572,733	$ 802,843
Capital distributions	-	-	-	(30,000)	(30,000)
Net loss	-	-	-	(37,545)	(37,545)
Balances, December 31, 2009	7,500	7,500	222,610	505,188	735,298
Capital distributions	-	-	-	(300,000)	(300,000)
Net income	-	-	-	388,619	388,619
Balances, December 31, 2010	7,500	$ 7,500	$ 222,610	$ 593,807	$ 823,917

See notes to financial statements.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ 388,619	$ (37,545)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:		
Unrealized appreciation (depreciation) on securities not readily marketable	-	105,493
Changes in operating assets and liabilities:		
Accounts receivable	(36,039)	36,572
Prepaid expenses	(82,222)	2,494
Accounts payable	(39,862)	74,577
Deferred revenue	90,000	-
Accrued expenses and deferred liabilities	(1,978)	(23,905)
Net cash flows provided by operating activities	318,518	157,686
Cash flows from financing activities:		
Capital distributions to members	(300,000)	(30,000)
Net cash flows used in financing activities	(300,000)	(30,000)
Net increase in cash	18,518	127,686
Cash, beginning of year	822,093	694,407
Cash, end of year	$ 840,611	$ 822,093

Supplemental Cash Flow Information

	2010	2009
Cash paid during the year for:		
Interest	$ 2,800	$ 9,507
Non-cash transactions:		
Expiration of secured demand note receivable and corresponding subordinated note payable with Cherry Tree Companies, LLC	$ 210,000	$ 83,000

See notes to financial statements.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
Years Ended December 31, 2010 and 2009

	2010	2009
Subordinated borrowings, beginning of year	$ 210,000	$ 293,000
Decreases:		
Payments of subordinated notes	(210,000)	(83,000)
Subordinated borrowings, end of year	$ -	$ 210,000

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2010 and 2009

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Nature of Business

Cherry Tree & Associates, LLC (the Company) was formed on July 27, 2001 as a limited liability company pursuant to the provisions of Chapter 322B of the Minnesota Statutes. The Company is a licensed broker-dealer in securities and provides investment banking services and consulting services related to general business, valuations, fairness opinions, and merger and acquisitions. The Company is a member in good standing of the Financial Regulatory Authority (FINRA), having been accepted for membership on November 14, 2001.

The Company is a member of the Securities Investors Protection Corporation (SIPC). The Company holds no customer securities or cash.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission (the "Rule"), based on the exemption provisions contained in Section K(2)(i) of the Rule.

Concentrations of Risk

Cash Deposits in Excess of Federally Insured Limits

The Company maintains its cash balances in financial institutions located primarily in Minnesota. The balances held at regulated banking institutions are insured at varying amounts by the Federal Deposit Insurance Company (FDIC). At December 31, 2010, the Company had uninsured cash balances totaling $285,861.

The FDIC does not insure money invested in money market funds at broker dealers. At December 31, 2010, the Company had $200,770 held in money market funds with Charles Schwab, all of which is covered under SIPC.

Major Customers

The Company is dependent on a small number of customers for its revenue. One customer accounted for 45% of its revenue in 2010. Four customers accounted for 73% of its revenue in 2009.

Three customers accounted for 81% of accounts receivable at December 31, 2010 and three customers accounted for 92% of accounts receivable at December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Company consist of cash, accounts receivable, notes receivable, prepaid expenses, accounts payable, accrued expenses, and notes payable. Pursuant to generally accepted accounting principles, the Company is required to estimate the fair value of all financial instruments at the balance sheet date. The Company considers the carrying values of its financial instruments in the financial statements to approximate fair value.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance when potential for recovery is considered remote.

Revenue Recognition

The Company typically earns and recognizes monthly non-refundable retainer fees in connection with active investment banking and consulting engagements. The Company also receives a success fee on its investment banking engagements. However, the success fees are only payable upon the successful closing of each transaction. The success fee typically consists of a cash fee equal to an agreed-upon percentage of the funds raised or percentage of transaction value for mergers or acquisitions and sometimes includes stock warrants which are recorded at fair value when received.

Income Taxes

The Company is organized and operates as a limited liability company and is not subject to U.S. federal income taxes as a separate entity. Therefore, revenues and expenses generally pass through directly to the members for inclusion in their individual tax returns. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Company accounts for income taxes pursuant to Financial Accounting Standards Board guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company believes its income tax filing positions and deductions will be sustained upon examination and, accordingly, no reserves or related accruals for interest and penalties have been recorded as of December 31, 2010 or 2009. The tax returns of the Company can be examined by relevant taxing authorities until such time as the applicable statute of limitation has expired. For example, U.S. tax returns are generally subject to audit for three years from the day they are filed.

2 FAIR VALUE MEASUREMENTS

Generally accepted accounting principles provide the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Private company investments including common stock warrants are carried at their fair values as determined by management in the absence of readily ascertainable market values. In valuing investments, management considers the cost of the investments, developments since acquisition, estimates as to the effect of future developments, general economic conditions and other pertinent factors. Developments since acquisition may include public offerings of securities by portfolio companies, significant transactions in the securities of portfolio companies in private markets, and transactions in the public or private markets involving securities of similar companies.

The following table sets forth by level, within the fair value hierarchy, the Company's other assets at fair value at December 31, 2010 and 2009:

	Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other Assets:				
Warrants - UnityWorks	$ 8,357	$ -	$ -	$ 8,357
Warrants - other	1,712	-	-	1,712
Total Other Assets	$ 10,069	$ -	$ -	$ 10,069

There were no changes in the fair value of the Company's level 3 investments during the year ended December 31, 2010.

3 RELATED PARTY TRANSACTIONS

Secured Demand Notes

The Company had two secured demand notes receivable with Cherry Tree Companies, LLC (CTC) that resulted in related subordinated notes payable to CTC. The collateral on the notes receivable was securities held by the Company in a third party account. CTC retained full legal and beneficial ownership of the collateral. Among other provisions, if at any time the collateral value of the securities was less than the related subordinated obligation, the Company would have been required to give immediate written notice to CTC and FINRA. The carrying value of the secured demand notes receivable and related subordinated notes payable was $0 and $210,000 at December 31, 2010 and 2009, respectively. The $210,000 subordinated note payable expired on April 30, 2010. Interest accrued at an annual rate of 4% and was paid through April 30, 2010. The $83,000 subordinated note payable expired on April 27, 2009. Interest accrued at an annual rate of 4% and was paid through April 27, 2009. Total interest expense incurred in 2010 and 2009 totaled $2,800 and $9,507, respectively.

Operations

The Company recorded expenses of $912,025 and $933,129 for utilizing office space, staff and office supplies of Cherry Tree Companies, LLC (CTC), a company related through common ownership, in 2010 and 2009, respectively. The Company also paid CTC $342,710 and $352,069 in management fees in 2010 and 2009, respectively. Accounts payable include amounts due to CTC, totaling $41,434 and $105,190 at December 31, 2010 and 2009, respectively. Accounts payable also include amounts due to a member totaling $184 and $0 at December 31, 2010 and 2009, respectively.

The Company also receives reimbursements for research resources from Adam Smith Management (ASM), a company related through common ownership. Accounts receivable includes amounts due from ASM totaling $2,905 and $0 at December 31, 2010 and 2009, respectively.

4 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital in the amount of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. This rule also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2010 and 2009, the Company's net capital was $687,412 and $905,118, respectively, which was $674,445 and $900,118, respectively, in excess of the required net capital of $12,967 and $5,000, respectively. The Company's net ratio of aggregate indebtedness to net capital was 0.3 to 1 and 0.2 to 1 at December 31, 2010 and 2009, respectively.

SEC regulations state that withdrawal of any capital contribution within 12 months of making the contribution must be treated as a loan versus permanent capital for purposes of calculating the regulatory net capital of the firm pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. In order to stay compliant with such rule, upon obtaining approval from FINRA, the Company substituted a subordinated secured demand note for the cash capital contributed. The subordinated secured demand note dated April 1, 2004 in the amount of $210,000 was with CTC and was secured by public securities. This note was renewed in March 2007 to extend the maturity date to April 30, 2010. At maturity, this note was not renewed and is therefore expired at December 31, 2010.

5 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 11, 2011, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

Board of Governors
Cherry Tree & Associates, LLC
Minnetonka, Minnesota

We have audited the accompanying financial statements of Cherry Tree & Associates, LLC (a limited liability company), as of December 31, 2010 and 2009, and for the years then ended and have issued our report thereon dated February 11, 2011. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule that follows is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Plymouth, Minnesota
February 11, 2011

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · Phone 763-550-1100 · Fax 763-550-1644
www.mtkcpa.com

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2010	December 31, 2009
Computation of Net Capital:		
Total members' equity	$ 823,917	$ 735,298
Qualifying subordinated loans	-	210,000
Total capital	823,917	945,298
Deductions and/or charges:		
Non-allowable assets:		
Receivables	34,875	24,787
Prepaid expenses	87,546	5,324
Other assets	10,069	10,069
	132,490	40,180
Net capital before haircuts on securities positions	691,427	905,118
Haircuts on securities	(4,015)	-
Net capital	$ 687,412	$ 905,118
Computation of aggregate indebtedness:		
Total liabilities from statement of financial condition	$ 194,504	$ 356,344
Qualifying subordinated loans	-	(210,000)
Total aggregate indebtedness	$ 194,504	$ 146,344
Computation of basic net capital requirement:		
Minimum net capital requirement	$ 12,967	$ 5,000
Excess net capital requirement	$ 674,445	$ 900,118
Ratio of aggregate indebtedness to net capital	.3 to 1	.2 to 1
Reconciliation with company's computation:		
Net capital as reported in company's part II, FOCUS, Form X-17a-5 (unaudited)	$ 687,412	$ 905,118
Net audit adjustment	-	-
Net capital per above	$ 687,412	$ 905,118

No customer securities transactions were transacted by the Company during 2010 and 2009. However, if such transactions had taken place, a special account for the exclusive benefit of customers would have been maintained. Accordingly, the Company is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission based on the provisions of Section K(2)(i) of the Rule.

See independent auditor's report on supplementary information.

MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Governors
Cherry Tree & Associates, LLC
Minnetonka, Minnesota

In planning and performing our audit of the financial statements and supplementary schedule of Cherry Tree & Associates, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · Phone 763-550-1100 · Fax 763-550-1644
www.mtkcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe the Company's practices and procedures, as defined in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Governors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Plymouth, Minnesota
February 11, 2011